Condensed Consolidated Interim Financial Statements

For the Third Quarter Ended September 30, 2012

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - in U.S. dollars)
		September 30,	December 31,
	Notes	2012	2011
ASSETS
Current assets
Cash and cash equivalents		$2,926,986	$31,016,782
Short-term investments	5	329,674	286,991
Accounts receivable	10b	5,142,984	1,373,269
Due from related parties	11	-	37,898
Current portion of other assets	5	750,000	750,000
Prepaids and other		729,801	463,862
		9,879,445	33,928,802
Non-current assets
Deposits on long-lead equipment	4	16,302,547	78,213,911
Development costs	6	146,282,240	119,014,472
Property, plant, and equipment	4	74,796,179	10,793,397
Mineral properties	6	24,592,564	24,592,564
Other assets	5	1,424,441	1,890,463
		$273,277,416	$268,433,609

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	$3,969,623	$5,466,015
Warrants liability	8, 9d	-	1,110,481
Current portion of long-term debt	8	-	44,984,760
		3,969,623	51,561,256
Non-current liabilities
Long-term debt	8	51,654,892	-
Deferred income tax liability		473,110	1,211,000
Total liabilities		56,097,625	52,772,256
Shareholders' equity
Share capital	9	220,335,811	217,557,562
Reserves		25,663,365	22,113,694
Deficit		(28,819,385)	(24,009,903)
		217,179,791	215,661,353
		$273,277,416	$268,433,609

Commitments	13

On Behalf of the Board of Directors

/S/ John R. Brodie	/S/ Gilmour Clausen
John R. Brodie, Director	Gilmour Clausen, Director

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Comprehensive Profit (Loss)
(Unaudited - in U.S. dollars)
		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2012	2011	2012	2011

EXPENSES
Salaries and benefits		$451,960	$458,270	$1,469,573	$1,480,973
Stock-based compensation	9	291,374	850,016	1,696,055	2,848,078
Exploration and project investigation		291,485	387,618	873,382	1,044,297
Legal, accounting and audit		139,773	103,954	458,299	666,726
Travel		53,989	53,980	163,785	152,714
Consulting		16,896	9,765	38,089	50,762
Filing and regulatory fees		28,120	68,024	121,619	223,578
Recruiting fees		1,991	18,519	31,867	23,268
Office and administration		71,577	108,352	271,453	218,764
Rent		66,660	55,878	177,012	165,131
Investor relations		35,454	43,222	116,659	91,659
Directors' fees		50,455	45,913	148,865	149,898
Insurance		83,412	84,519	252,184	201,248
Membership and conferences		1,039	2,058	8,782	8,353
Amortization and depreciation		71,434	64,718	208,905	180,276
Fiscal and advisory services		4,384	4,191	29,113	13,912
Loss from operations		(1,660,003)	(2,358,997)	(6,065,642)	(7,519,637)
Interest and other income		149,915	239,247	463,247	655,093
Other expenses		(109,461)	(45,065)	(419,780)	(458,188)
Gain (loss) on shares and warrants	9d	(769,998)	1,841,198	429,279	2,447,501
Foreign exchange gain (loss)		80,904	(584,761)	58,443	(40,941)
Interest and finance charges		(3,653)	(3,249)	(12,919)	(11,314)
Gain on sale of interest in joint venture	3a	-	2,444,549	-	23,602,763
Profit (loss) before taxes		(2,312,296)	1,532,922	(5,547,372)	18,675,277
Deferred income tax recovery (expense)		195,600	(577,321)	737,890	(2,728,203)
Net comprehensive profit (loss) for the period		$(2,116,696)	$955,601	$(4,809,482)	$15,947,074

Earnings (loss) per share
- Basic		$(0.01)	$0.01	$(0.03)	$0.11
- Diluted		$(0.01)	$0.01	$(0.03)	$0.11
Weighted average number of shares outstanding
- Basic		144,079,318	143,848,682	143,916,027	140,837,427
- Diluted		144,079,318	147,731,474	143,916,027	145,684,092

See accompanying notes to the condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - in U.S. dollars)
		Nine months ended
		September 30,
	Notes	2012	2011
Cash flows used in operating activities
Net comprehensive profit (loss) for the period		$(4,809,482)	$15,947,074
Items not involving cash
Amortization and depreciation		208,905	180,276
Deferred income tax expense (recovery)		(737,890)	2,728,203
Unrealized foreign exchange loss (gain)		(66,889)	234,434
Accretion income		(240,452)	(266,182)
Stock-based compensation		1,696,055	2,848,078
Gain on shares and warrants		(429,279)	(2,447,501)
Gain on sale of interest in joint venture	3a	-	(23,602,763)
Other		-	2,693
		(4,379,032)	(4,375,688)
Changes in non-cash working capital items	10a	(81,402)	(1,156,075)
Cash used in operating activities		(4,460,434)	(5,531,763)
Financing activities
Shares issued for cash	9c	1,687,260	24,949,123
Share issue costs		-	(115)
Advance from loan facility	8	5,000,000	-
Deferred financing costs	8	(202,152)	-
Joint venture partner's contribution	3a	-	31,409,649
Cash provided by financing activities		6,485,108	56,358,657

Investing activities
Mineral property expenditures		-	(33,400)
Deposits on long-lead equipment		(1,969,408)	(17,270,070)
Development cost expenditures		(23,713,558)	(19,948,934)
Property, plant and equipment expenditures		(3,546,752)	(1,131,084)
Advances to joint venture	10b	(2,551,069)	-
Purchases of short-term investments		-	(397,085)
Proceeds from sale of short-term investments		-	132,232
Proceeds from sale of fixed assets		-	6,000
Proceeds from long-term receivable		683,673	502,085
Proceeds from insurance		920,455	-
Cash used in investing activities		(30,176,659)	(38,140,256)

Effect of exchange rate changes on cash and cash equivalents		62,189	(307,398)
Increase (decrease) in cash and cash equivalents		(28,089,796)	12,379,240
Cash and cash equivalents, beginning of period		31,016,782	31,505,341
Cash and cash equivalents, end of period		$2,926,986	$43,884,581

Supplemental cash flow information on non-cash transactions	10

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - in U.S. dollars except for shares)

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity
Balance, December 31, 2011	143,160,392	$217,557,562	$22,113,694	$(24,009,903)	$215,661,353
Shares issued on vesting of restricted share units	37,332	48,980	(48,980)	-	-
Proceeds from exercise of stock options	786,668	2,401,360	(714,100)	-	1,687,260
Restricted shares and restricted share units
issued, net of forfeitures	99,002	327,909	(327,909)	-	-
Stock-based compensation expense	-	-	1,696,353	-	1,696,353
Stock-based compensation capitalized	-	-	1,263,562	-	1,263,562
Warrant liability transferred to reserves - Note 9d	-	-	1,680,745	-	1,680,745
Net comprehensive loss for the period	-	-	-	(4,809,482)	(4,809,482)
Balance, September 30, 2012	144,083,394	$220,335,811	$25,663,365	$(28,819,385)	$217,179,791

	Common Shares without				Total
	Par Value				Shareholders'
	Shares	Amount	Reserves	Deficit	Equity

Balance, December 31, 2010	135,595,702	$183,663,390	$17,958,798	$(39,677,968)	$161,944,220
Share issue costs	-	(115)	-	-	(115)
Shares issued on vesting of restricted share units	111,665	408,818	(408,818)	-	-
Proceeds from exercise of stock options	1,535,230	5,177,696	(1,831,800)	-	3,345,896
Proceeds from exercise of warrants	5,452,795	27,252,896	-	-	27,252,896
Restricted shares issued	465,000	1,054,553	(514,553)	-	540,000
Stock-based compensation expense	-	-	2,848,078	-	2,848,078
Stock-based compensation capitalized	-	-	2,822,747	-	2,822,747
Net comprehensive profit for the period	-	-	-	15,947,074	15,947,074
Balance, September 30, 2011	143,160,392	$217,557,238	$20,874,452	$(23,730,894)	$214,700,796

See accompanying notes to condensed consolidated interim financial statements

Augusta Resource Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (the “Company”) is a development stage enterprise engaged in the exploration and development of mineral properties in North America. The Company is incorporated under the Canada Business Corporations Act and its registered office is Suite 400, 837 West Hastings Street, Vancouver, British Columbia V6C 3N6. The Company is domiciled in Canada and its shares are listed on the Toronto Stock Exchange and NYSE MKT Exchange. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona. The realization of the Company’s investment in Rosemont is dependent upon various factors, including, but not limited to, the ability to obtain the necessary financing to complete the development of Rosemont, future profitable operations, or alternatively, the ability to dispose of the property at amounts sufficient to recover capitalized expenditures.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business for the foreseeable future. The Company incurred a net comprehensive loss of $4.81 million for the nine months ended September 30, 2012 and had a working capital of $5.91 million as at September 30, 2012 (December 31, 2011 - $17.63 million working capital deficit). On October 5, 2012, the Company received the final $35 million Tranche B loan from Red Kite (Note 8).

The Company’s forecast cash requirements for the next twelve months require significant expenditures on the Rosemont project, which exceeds the working capital after giving effect to the additional loan from Red Kite. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and the Company’s ability to continue is dependent on the Company raising additional debt or equity financing. The Company is currently discussing project financing with a number of lending institutions and believes that such discussions will result in the Company obtaining the project financing required to fund the construction of the Rosemont project. However there is no assurance that such financing will be obtained or obtained on commercially favourable terms. These condensed consolidated interim financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed consolidated interim financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim consolidated financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB and interpretations of the International Financial Reporting Interpretation Committee (together “IFRS”) for complete financial statements for year-end reporting purposes. The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2011. The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution from the Board of Directors on November 9, 2012.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

(b)	Basis of presentation

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out in Note 12. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The Company used estimates in determining the fair value of its Ely Gold & Minerals Inc. (“Ely”) receivable, warrant liability, and stock-based compensation expense. The most significant judgments in preparing the condensed consolidated interim financial statements related to the determination of the Company’s functional currency and the determination that the Rosemont project is in the development stage.

(c)	Basis of consolidation

The condensed consolidated interim financial statements of the Company include the following significant subsidiaries:

Name of Subsidiary	Place of	Percentage
	Incorporation	Ownership
Rosemont Copper Company	USA	100%
Cobre Verde Development Corporation	USA	100%

The Company consolidates all of its subsidiaries on the basis that it controls these subsidiaries through its ability to govern their financial and operating policies. The Company also proportionally consolidates its 92.05% interest in the Rosemont joint venture, which is held by Rosemont Copper Company (“RCC”), the Company’s wholly-owned subsidiary. All intercompany transactions and balances are eliminated on consolidation.

(d)	Accounting standards anticipated to be effective January 1, 2013 or later

Financial instruments

IFRS 9, Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2015, and has not yet considered the potential impact of the adoption of IFRS 9.

Consolidation

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation—Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Joint ventures
On May 12, 2011, the IASB issued IFRS 11, Joint Arrangements. IFRS 11 eliminates the Company’s choice to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method and proposes to establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. The Company is currently evaluating the impact IFRS 11 is expected to have on its consolidated financial statements.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interest in Other Entities, establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 12.

Fair value measurement
IFRS 13, Fair Value Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, sets out a single IFRS framework for measuring fair value and new required disclosures about fair value measurements. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IFRS 13.

Presentation of financial statements
IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after July 1, 2012, was amended to require entities to group items within other comprehensive income that may be reclassified to profit or loss. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2013, and has not yet considered the potential impact of the adoption of IAS 1.

3.	INTERESTS IN JOINT VENTURE

a)	Rosemont Joint Venture

On September 16, 2010, RCC and United Copper & Moly LLC (“UCM” or “Joint Venture Partner”) executed an Earn-In Agreement (“EI Agreement”) whereby UCM can earn up to a 20% interest in the unincorporated Rosemont joint venture (“Rosemont JV”) by funding $176 million of Rosemont expenditures. Under the terms of the EI Agreement, UCM will contribute cash into the Rosemont JV as follows: Tranche 1 - a maximum $70 million for permitting, engineering, deposits on long-lead equipment purchases and on-going support activities (collectively “Pre-Construction Costs”) until such time as the material permits are granted and Tranche 2 - $106 million for construction costs. Once UCM has earned its 20% interest in the Rosemont JV, Rosemont expenditures will be shared pro-rata 80/20. In the third quarter of 2011 UCM completed its Tranche 1 cash investment of $70 million into the Rosemont JV and has earned a 7.95% interest in the Rosemont JV. The Company is currently funding the Pre-Construction Costs until such time the Record of Decision (“ROD”) and project financing is in place.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Under the EI Agreement, the Company will contribute the Rosemont property to the Rosemont JV at $704 million and UCM will contribute up to $176 million in cash to earn its respective interest in the joint venture.

The following is a summary of selected financial information of the Rosemont JV at September 30, 2012 and December 31, 2011 on a 92.05% basis:

	September 30,	December 31,
Statement of Financial Position	2012	2011
Cash and cash equivalents	$207,923	$1,435,479
Other current assets	1,433,660	299,086
Non-current assets	252,495,654	225,220,065
Liabilities	(3,473,645)	(4,834,501)
Deficit	2,125,518	1,253,378
	$252,789,110	$223,373,507

	Nine months ended September 30,
Statement of Cash Flows	2012	2011
Cash used in operating activities	$(676,780)	$(682,206)
Cash provided by financing activities	27,613,635	31,846,749
Cash used in investing activites	(28,164,411)	(36,742,331)
Decrease in cash and cash equivalents	(1,227,556)	(5,577,788)
Cash and cash equivalents, beginning of period	1,435,479	6,146,804
Cash and cash equivalents, end of period	$207,923	$569,016

For the nine months ended September 30, 2012, the Rosemont JV incurred an operating loss of $0.9 million (2011 - $0.8 million).

UCM did not acquire any interest in the Rosemont JV during the nine months ended September 30, 2012 and accordingly, the Company did not recognize any gain on sale of interest in the joint venture. During the nine months ended September 30, 2011, UCM acquired a 3.84% interest in the joint venture and the Company recognized a $23.6 million gain on sale of interest in the joint venture.

In the fourth quarter of 2011, the Company and UCM entered into a funding arrangement whereby the Company would provide funding for the joint venture for Pre-Construction Costs and repayable to the Company after the ROD have been received. During the nine months ended September 30, 2012, the Company advanced $30.0 million (Cumulative to-date - $43.0 million) to the joint venture (See Note 10b).

b)	JPAR Joint Venture

On August 24, 2012, Cobre Verde Development Corporation (“CVDC”) and SICAN Inc., a wholly-owned subsidiary of Community Water Company of Green Valley (“CWCGV”) entered into a joint venture (“JPAR”) to construct and operate the CWCGV CAP Water Delivery System (the “CAP WDS”) in order to replenish the groundwater used for the Rosemont mining operation. JPAR is governed by an Operating Agreement which outlines the roles and responsibilities of each partner, dispute resolution and dissolution, and actions that require unanimous consent. The Company is responsible for funding the construction of the CAP WDS which is estimated to cost $24 million and SICAN is responsible for project management. On August 24, 2012, JPAR entered into a right of way lease with the Community Water Company Right of Way Trust for a 20-year lease on land used for the construction of CAP WDS at an annual base rent of $0.02 million.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following is a summary of selected financial information of JPAR at September 30, 2012 on a 53.97% basis:

September 30,
Statement of Financial Position	2012
Cash and cash equivalents	$203,021
Non-current assets	195,173
$398,194

Nine months ended
September 30,
Statement of Cash Flows	2012
Cash used in operating activities	$-
Cash provided by financing activities	398,194
Cash used in investing activites	(195,173)
Increase in cash and cash equivalents	203,021
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$203,021

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

4.	PROPERTY, PLANT, AND EQUIPMENT AND DEPOSITS ON LONG-LEAD EQUIPMENT

					Furniture and	Long-lead
Cost	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$5,295,945	$3,986,431	$371,024	$454,132	$227,964	$-	$10,335,496
Additions	510,923	(48,684)	67,059	331,815	385,440	-	1,246,553
Disposals	-	-	(12,980)	-	-	-	(12,980)
Sale of interest	(127,228)	(131,603)	(12,772)	(18,260)	(10,448)	-	(300,311)
As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758

As at December 31, 2011	$5,679,640	$3,806,144	$412,331	$767,687	$602,956	$-	$11,268,758
Additions	-	-	52,113	15,052	164,563	3,210,518	3,442,246
Disposals	-	-	-	-	-	(2,113,013)	(2,113,013)
Reclassification	-	-	-	-	-	62,859,067	62,859,067
As at September 30, 2012	$5,679,640	$3,806,144	$464,444	$782,739	$767,519	$63,956,572	$75,457,058

					Furniture and	Long-lead
Accumulated Depreciation	Land	Water Rights	Vehicles	Buildings	Equipment	Equipment	Total

As at January 1, 2011	$-	$-	$136,549	$41,255	$104,603	$-	$282,407
Depreciation	-	-	60,265	16,706	130,353	-	207,324
Disposals	-	-	(4,289)	-	-	-	(4,289)
Sale of interest	-	-	(4,712)	(1,420)	(3,949)	-	(10,081)
As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361

As at December 31, 2011	$-	$-	$187,813	$56,541	$231,007	$-	$475,361
Depreciation	-	-	64,098	15,774	105,646	-	185,518
As at September 30, 2012	$-	$-	$251,911	$72,315	$336,653	$-	$660,879

Net Book Value:
As at December 31, 2011	5,679,640	3,806,144	224,518	711,146	371,949	-	10,793,397
As at September 30, 2012	$5,679,640	$3,806,144	$212,533	$710,424	$430,866	$63,956,572	$74,796,179

During the nine months ended September 30, 2012, the Company took title to certain long-lead equipment which resulted in the reclassification of its carry values from deposit on long-lead equipment. Long-lead equipment is not being depreciated as it is not in use.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Deposits on long-lead equipment

As at January 1, 2011	$63,504,206
Additions	17,568,862
Sale of interest	(2,859,157)
As at December 31, 2011	78,213,911
Additions	947,703
Reclassification to property, plant and equipment	(62,859,067)
As at September 30, 2012	$16,302,547

5.	OTHER ASSETS

				Computer Software,
	Long-term	Other	FVTPL	Net of
	Receivable	Assets	Securities	Amortization	Total
As at January 1, 2011	$2,617,821	$-	$126,793	$117,255	$2,861,869
Annual Payment	(500,000)	-	-	-	(500,000)
Interest accretion	352,074	-	-	-	352,074
Amortization	-	-	-	(97,730)	(97,730)
Additions (disposals)	-	135,830	(126,793)	15,213	24,250
As at December 31, 2011	2,469,895	135,830	-	34,738	2,640,463
Less: current portion of long-term receivable					(750,000)
As at December 31, 2011					$1,890,463

As at December 31, 2011	$2,469,895	$135,830	$-	$34,738	$2,640,463
Annual Payment	(750,000)	-	-	-	(750,000)
Interest accretion	240,452	-	-	-	240,452
Amortization	-	-	-	(23,387)	(23,387)
Additions	-	-	-	66,913	66,913
Total other assets at September 30, 2012	1,960,347	135,830	-	78,264	2,174,441
Less: current portion of long-term receivable					(750,000)
As at September 30, 2012					$1,424,441

Long-term receivable

On February 28, 2008, the Company completed the sale of its interest in the Mount Hamilton, Shell and Monte Cristo properties to Ely Gold & Minerals Inc. (“Ely”) for consideration of $6.6 million of which $1.6 million was paid on closing and the remaining $5 million (“Ely Receivable”) was payable in annual instalments of $1 million (“Annual Payment”) over a five year period.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On November 16, 2009, the Company extended the Annual Payment for two additional years and revised the annual payment schedule as follows:

Due Date	Amount
June 1, 2010 (Paid)	$250,000
June 1, 2011 (Paid)	500,000
June 1, 2012 (Paid)	750,000
June 1, 2013	750,000
June 1, 2014	750,000
June 1, 2015	1,000,000
Total receivable	4,000,000
Annual payments received	(1,500,000)
Current portion	(750,000)
Long-term portion	$1,750,000

The fair value of the long-term portion of the receivable at September 30, 2012 was $1.2 million (December 31, 2011 - $1.7 million).

In consideration for the extension, Ely paid the Company $0.04 million and granted 2 million warrants exercisable into 2 million Ely common shares at a price of Cdn$0.25 per common share and expires on May 16, 2011. On May 13, 2011, the Company exercised the 2 million warrants. The Ely common shares are accounted for as held for trading and any changes in the fair value of the common shares are recognized in the statement of comprehensive profit (loss). As at September 30, 2012, the Ely common shares have a fair value of $0.33 million (December 31, 2011 - $0.29 million) and are recorded in short-term investments.

6.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

As at January 1, 2011	$25,693,861
Sale of interest in joint venture - Note 3	(1,101,297)
As at December 31, 2011 and September 30, 2012	$24,592,564

The Company purchased 100% of Rosemont in Pima County, Arizona located approximately 50 kilometres southeast of Tucson and near a number of large porphyry type producing copper mines. The property remains subject to a 3% net smelter royalty. The Rosemont property comprises 30,000 acres (12,140 hectares) of patented and unpatented claims, fee land and surface grazing rights. On September 16, 2010, the Company entered into the EI Agreement with UCM, whereby UCM can earn up to a 20% interest in Rosemont by funding up to $176 million of pre-construction and construction costs (Note 3a).

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Development costs consist of:

As at January 1, 2011	$83,528,996
Permitting, engineering and on-going support activities	30,903,710
Sale of interest - Note 3	(3,538,517)
Capitalized loan interest and financing charges	4,120,546
Capitalized stock-based compensation expense	3,999,737
As at December 31, 2011	119,014,472
Permitting, engineering and on-going support activities	23,424,048
Capitalized loan interest and financing charges	2,668,366
Capitalized stock-based compensation expense	1,175,354
As at September 30, 2012	$146,282,240

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
Due within the year	2012	2011
Trade payables and accrued liabilities	$629,546	$636,596
Project related payables	3,340,077	4,829,419
	$3,969,623	$5,466,015

8.	LONG-TERM DEBT

	September 30,	December 31,
	2012	2011
Red Kite loan	$51,654,892	$44,984,760
Less:
Current portion	-	(44,984,760)
Long-term portion	$51,654,892	$-

On April 21, 2010, the Company completed a $43 million senior secured loan (the “Loan”) and copper concentrate off-take agreement with Red Kite Explorer Trust (“Red Kite”). The Loan bears interest at 3-month LIBOR plus 4.50% (September 30, 2012 – 4.84% and December 31, 2011 – 4.87%) compounded quarterly and matured on the earlier of April 21, 2012 or the date of closing of a Rosemont senior debt financing facility. The Loan could be repaid without penalty at any time prior to maturity. As part of the loan agreement, the Company issued to Red Kite 1,791,700 warrants (“RK Warrants”) exercisable at Cdn$3.90 per share and expires on April 22, 2013. Until September 12, 2012, the warrants were a derivative instrument under IAS 32 and were fair valued at each balance sheet date with any changes in the fair value reported in the statement of comprehensive profit and loss (Note 9d).

Under the terms of the off-take agreement, the Company will supply Red Kite with 16.125% of Rosemont’s copper concentrates production per year when Rosemont commences commercial production and ends when 483,750 dry metric tonnes have been delivered to Red Kite. The off-take agreement includes market pricing and competitive payables for metals including benchmarked treatment and refining charges. The Loan is collateralized against the Company’s assets, including the shares of the Company’s subsidiary which holds the Rosemont assets.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

On April 17, 2012, the Company and RK Mine Finance Trust I (formerly, Red Kite Explorer Trust) extended the Loan’s maturity date to the earlier of April 21, 2013 or the date of closing of the senior debt financing. In exchange for the extension, the Company extended the expiry date on the RK Warrants to April 22, 2014. The Company also entered into an off-take agreement to sell to EXP2 LLC, an affiliate of Red Kite, 80% of the annual copper cathode production and arranged a $10 million unsecured working capital facility which will become available once the permits have been issued. The facility matures eight years from the date of initial production of copper cathode and bears interest at LIBOR plus 5.5% per annum.

On September 12, 2012, the Company negotiated a $40 million increase (“Additional Loan”) to the existing Loan (collectively, the “Expanded Loan”) comprising of two tranches - Tranche A for $5 million, which was received on September 12, 2012, and Tranche B for $35 million which was subject to certain conditions and was received on October 5, 2012. The terms of the Expanded Loan include interest payable at LIBOR plus 4.50%, a 2.2925% loan origination fee on the Additional Loan and extend the maturity date to July 21, 2014. As part of the Additional Loan, the Company:

  changed the exercise price on the 1,790,700 RK Warrants from Cdn$3.90 to USD$3.85 and changed the expiry date on 1,374,951 RK Warrants from April 22, 2014 to July 22, 2015. The expiry date on the remaining 416,749 RK Warrants remained the same at April 22, 2014;

  amended the Red Kite copper concentrate agreement whereby Red Kite will purchase 20% of Rosemont’s annual copper concentrate production until a cumulative 1.5 million tonnes have been delivered subject to the receipt of the Tranche B funds. Under the previous copper concentrate agreement Red Kite would have purchased 16.125% of Rosemont’s annual copper concentrate production until 483,750 tonnes have been delivered; and

  cancelled the copper cathode off-take agreement between Rosemont and an affiliate of Red Kite and the $10 million unsecured working capital facility between Augusta and Red Kite.

Under IAS 39 “Financial Instruments: Recognition and Measurement" the Company concluded that there were no substantial alterations to the terms of the Expanded Loan and is therefore treated as a modification. The Company incurred financing costs of $0.58 million which was deducted from the Expanded Loan and is accreted to its estimated cash outflow using the effective interest method. Total financing costs of $1.11 million were incurred for the April 17, 2012 loan extension and the September 12, 2012 Expanded Loan.

For the nine months ended September 30, 2012 and 2011, the Company recorded interest of $2.67 million and $3.05 million, respectively, which were calculated based on an effective interest rate of 6.12%, (September 30, 2011 – 9.62%) and have been capitalized to development costs.

On October 5, 2012, the conditions with respect to Tranche B were satisfied and the Company received the $35 million.

9.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	See Condensed Consolidated Interim Statements of Changes in Equity

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

c)	Stock options

The Company has a stock option plan providing for the issuance of options that, combined with the RSU Plan (as defined below), shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares on the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

The following table summarizes the Company’s stock options outstanding as at September 30, 2012 and December 31, 2011:

		Weighted
		Average
	Number of	Exercise Price
	Shares	(Cdn$)
Outstanding as at January 1, 2011	6,003,568	$2.41
Granted	2,558,500	4.24
Exercised	(1,535,230)	2.09
Forfeited	(363,334)	3.98
Outstanding as at December 31, 2011	6,663,504	3.10
Granted	1,083,500	2.86
Exercised	(786,668)	2.13
Forfeited	(106,667)	3.77
Outstanding as at September 30, 2012	6,853,669	$3.16

During the nine months ended September 30, 2012, a total of 786,668 stock options were exercised at a weighted average exercise price of Cdn$2.13. The weighted average share price when the stock options were exercised was Cdn$3.07.

The following assumptions were used in the Black-Scholes Option Pricing Model to determine the fair value of stock options granted during the nine months ended September 30, 2012 and 2011:

	2012	2011
Expected life in years	4.50	2.22 to 4.50
Expected volatility	87% - 89%	85% – 96%
Expected dividend yield	0%	0%
Risk-free interest rate	1.22% - 1.48%	1.27% - 2.80%
Weighted average fair value of each option	$1.70	$2.72

The Company estimates the forfeiture rate at less than 1.0% . The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends, which may or may not necessarily be the actual outcome.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the stock options outstanding as at September 30, 2012:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average		Weighted	Average
		Average	Remaining		Average	Remaining
	Number of	Exercise	Contractual	Number of	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (Cdn$)	Options	(Cdn$)	(Years)	Options	(Cdn$)	(Years)
$0.68 - $1.13	1,528,335	$0.71	1.63	1,528,335	$0.71	1.63
$1.14 - $1.92	25,000	1.92	2.63	16,666	1.92	2.63
$1.93 - $2.30	86,000	2.02	4.70	-	-	-
$2.31 - $3.61	1,625,834	3.07	3.31	562,498	3.29	1.75
$3.62 - $4.97	3,588,500	4.27	3.99	2,083,517	4.29	4.44
	6,853,669	$3.16	3.30	4,191,016	$2.84	3.05

d)	Share Purchase Warrants

The following table summarizes the outstanding share purchase warrants as at December 31, 2011 and September 30, 2012 (Note 8):

	Exercise		December 31,			Modification/	September 30,
	Price	Expiry Date	2011	Issued	Exercised	Expired	2012
Warrants	Cdn$3.90	April 22, 2014	1,791,700	-	-	(1,791,700)	-
Warrants	$3.85	April 22, 2014	-	-	-	416,749	416,749
Warrants	$3.85	July 22, 2015	-	-	-	1,374,951	1,374,951
			1,791,700	-	-	-	1,791,700

Under IAS 32, Financial Instruments Presentation, warrants having a strike price other than the functional currency of the issuer are classified as a derivative liability and are fair valued at each balance sheet date. On September 12, 2012, the Company changed the exercise price of the warrants from Canadian to US dollars, which is the Company’s functional currency (Note 8). This resulted in a classification change to the warrants as an equity instrument. The warrants had a new fair value of $1.68 million at September 12, 2012 after the modifications to the terms and have been reclassified to reserves, a component of shareholders’ equity.

Prior to the modifications the warrants liability at September 12, 2012 had a fair value of $1.22 million (December 31, 2011 - $1.11 million), which was based on the following assumptions used in the Black-Scholes Option Pricing Model:

	September 12,	December 31,
	2012	2011
Expected life in years	1.61	1.31
Expected volatility	73.60%	59.38%
Expected dividend yield	0%	0%
Risk-free interest rate	1.19%	0.95%
Weighted average fair value of option	$0.68	$0.62

The Company recognized a $0.39 million gain (nine months ended September 30, 2011 - $2.61 million gain) prior to the reclassification to reserves.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

e)	Restricted Share Units and Restricted Shares

The Restricted Share Units Plan (“RSU Plan”) and Restricted Shares was created to align the directors’, employees’, and consultants’ (collectively the “Participants”) interest with the shareholders’ interest. The fair value of the shares issued under the RSU Plan can either be paid out in cash or in common shares at the sole discretion of the Board.

The Company’s policy is to payout in common shares. The RSU Plan, combined with the stock option plan, shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company on grant date. The restricted shares are issued from treasury with vesting conditions, as determined by the Board, on grant date and the shares underlying the restricted share units are issued on the date vesting conditions are met. The fair value of the restricted shares and restricted share units is charged to the statement of comprehensive profit (loss) over its vesting period with a corresponding credit to reserves. The fair value of restricted shares issued to project Participants is capitalized to development costs. Upon vesting and the Company’s issue of shares, the fair value is transferred to share capital.

On January 30, 2012, the Company issued 190,000 restricted shares and restricted share units to its officers at a price of $3.10 (Cdn$3.11) per share and vest over three years and also issued 90,000 restricted shares and restricted share units to its directors which vested immediately.

On May 7, 2012, the Company issued 40,000 restricted share units to an officer at a price of $2.31 (Cdn$2.30) per share, with 50% vesting equally over three years and the remainder to vest on the first anniversary of the grant date subject to satisfying a specified vesting condition.

The following table summarizes the number of unvested restricted shares and restricted share units as at December 31, 2011 and September 30, 2012:

	December 31,				September 30,
Issue dates	2011	Issued	Forfeited	Vested	2012
Restricted shares
February 4, 2010	252,004	-	(125,998)	(62,994)	63,012
February 10, 2011	260,000	-	-	-	260,000
February 25, 2011	100,000	-	-	-	100,000
March 29, 2011	5,000	-	-	(5,000)	-
January 30, 2012	-	150,000	-	(15,000)	135,000
	617,004	150,000	(125,998)	(82,994)	558,012
Restricted share units
February 4, 2010	97,335	-	(40,668)	(37,332)	19,335
February 10, 2011	155,000	-	-	-	155,000
January 30, 2012	-	130,000	-	(75,000)	55,000
May 7, 2012	-	40,000	-	-	40,000
	252,335	170,000	(40,668)	(112,332)	269,335
Total	869,339	320,000	(166,666)	(195,326)	827,347

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

10.	SUPPLEMENTAL INFORMATION

a)	Changes in working capital items

	Nine months ended
	September 30,
	2012	2011
Accounts receivable	$(23,762)	$(201,429)
Due from related parties	40,687	(45,597)
Prepaids and other	(124)	(196,814)
Accounts payable and accrued liabilities	(98,203)	(712,235)
	$(81,402)	$(1,156,075)

Interest paid	$-	$-

b)	Accounts receivable

	September 30,	December 31,
	2012	2011
UCM receivable	$3,880,522	$1,329,453
Insurance receivable	1,223,624	-
Other	38,838	43,816
	$5,142,984	$1,373,269

Included in accounts receivable as at September 30, 2012, is a $3.9 million (December 31, 2011 - $1.3 million) receivable from UCM for their share of advances made by the Company to the joint venture (Note 3a). The Company holds no collateral for any receivable amounts outstanding as at September 30, 2012 and anticipates full recovery of these amounts.

11.	RELATED PARTY TRANSACTIONS

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at September 30, 2012, included in due from related parties was $nil (December 31, 2011 - $0.04 million).

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs under a management services agreement. Each company holds an equal share in ManCo. For the three and nine months ended September 30, 2012, ManCo charged the Company $0.31 million and $0.94 million, respectively (three and nine months ended September 30, 2011 - $0.40 million and $0.85 million) for its share of salaries, rent and other administrative expenses.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended September 30, 2012 and 2011 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Salaries and benefits	$552,378	$534,163	$1,607,999	$1,607,005
Stock-based compensation	394,470	1,041,230	2,010,430	3,318,487
	$946,848	$1,575,393	$3,618,429	$4,925,492

12.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Company’s financial instruments include: cash and equivalents, accounts receivable, due from related parties, long-term receivable, derivative assets, accounts payable, and long-term debt and approximates their fair values. The cash and cash equivalents, accounts receivable and accounts payable are classified as Level 1 on the fair value hierarchy. The derivative assets are classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of Rosemont, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board of Directors.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures are in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	September 30,	December 31,
	2012	2011
Cash and cash equivalents	$774,724	$6,808,660
Accounts receivable	27,341	52,975
Short-term investments	324,300	286,991
Prepaid expenses	122,732	-
Accounts payable and accrued liabilities	(340,850)	(400,084)
	$908,247	$6,748,542

Based on the net Canadian dollar denominated asset and liability exposures as at September 30, 2012, a 10% change in the USD/CAD exchange rate will impact the Company’s pre-tax earnings by approximately $0.09 million (September 30, 2011 - $0.75 million).

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. Management believes the risk of loss is remote.

The other asset relates to an Ely receivable, which has a carrying value of $1.96 million and is payable over the next three years to June 1, 2015. In the event that Ely does not make the required payments (Note 5), the Company can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question. Should the Company reacquire the DHI shares or properties, an asset impairment assessment may be required.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company’s equity price risk also arises from the impact the share purchase warrants with a Canadian dollar strike price will have on the statement of comprehensive profit (loss) based on the volatility of Company’s share price.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an EI Agreement with UCM to earn up to a 20% interest in the Rosemont joint venture by contributing cash of up to $176 million into the joint venture to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board of Directors.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont project as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

13.	COMMITMENTS

The following table lists the known contractual obligations at September 30, 2012:

	Remainder of
in thousands of U.S. dollars	2012	2013	2014	2015	After 2015	Total
Accounts payable and accrued liabilities	$3,969,623	$-	$-	$-	$-	$3,969,623
Long-term debt (Note 8)	-	-	51,654,892	-	-	51,654,892
Deposits on long-lead equipment purchases	-	56,036,121	4,316,284	-	-	60,352,405
Operating lease obligations	56,824	204,130	185,725	188,176	143,288	778,143
	$4,026,447	$56,240,251	$56,156,901	$188,176	$143,288	$116,755,063

For purchase agreements related to long-lead time equipment the Company has included or intends to include in such agreements provisions which will allow it under certain circumstances and conditions to assign/transfer/or sell the contracts to third parties. In the event that the Company does not make the necessary progress payments through to completion of the contract, amounts paid to-date are not refundable.

In February 2010, the Company signed a definitive agreement with Silver Wheaton Corporation (“Silver Wheaton”) for the sale of all of the Company’s silver and gold produced from Rosemont. Silver Wheaton will pay the Company upfront cash payments of $230 million and production payments of $3.90 per ounce of silver and $450 per ounce of gold delivered, or the prevailing market price, if lower, during the mine life. The drawdown of the cash payments is subject to the Company receiving the ROD and the arrangement of project financing.

In September 2010, the Company, pursuant to earn-in agreement with UCM to earn a 20% interest in Rosemont, entered into an off-take agreement with the Korean consortium for the sale of 30% of copper concentrate and molybdenum concentrate produced annually from Rosemont.

The Company signed off-take agreements with Red Kite for the sale of 20% of Rosemont’s copper concentrate production to a maximum of 1.5 million dry metric tonnes are delivered to Red Kite.

14.	SEGMENTED INFORMATION

The Company operates in one industry – mineral resource and development. The Company does not generate any significant revenue from its operations and the majority of non-current assets are in Canada and the U.S. As at September 30, 2012, the Company’s non-current assets in Canada were $1.35 million (December 31, 2011 - $1.87 million) and in the U.S. were $262.05 million (December 31, 2011 - $232.64 million). Non-current assets for this purpose consist of deposits on long-lead equipment, development costs, property, plant and equipment, mineral properties and other assets.

Augusta Resource Corporation
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the net comprehensive profit (loss) by geographic location at September 30, 2012 and 2011:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Canada	$(1,632,186)	$94,832	$(3,068,442)	$(1,873,475)
U.S.	(484,510)	860,769	(1,741,040)	17,820,549
Net comprehensive profit (loss)	$(2,116,696)	$955,601	$(4,809,482)	$15,947,074